UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 11, 2024
2.	Material Notice

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

  held on December 11, 2024)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  December 11, 2024, at 5:00 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; and (ii) Chief Executive Officer, Mr. Marcos Marinho Lutz.

  Matters discussed and resolutions:

1.	As part of the planned succession process for the position of Chief Executive Officer of the Company, as announced to the market on September 22, 2021, and February 15, 2023, the Chairman of the Board of Directors submitted for deliberation the appointment of Marcos Lutz to be part of the slate to be proposed by the management during the election of the Board of Directors, to be submitted to the shareholders at the next Annual General Meeting in April 2025 (“AGM”), and to hold the position of Chairman of this body.

2.	To assume the position of Chief Executive Officer of the Company, with a term starting on the date of the AGM, the Board of Directors approved the election of Rodrigo de Almeida Pizzinatto, Brazilian, married, business administrator, holder of ID number 27.715.764-X/SSP-SP and registered with CPF/MF under number 270.708.278-30, with business address at Avenida Brigadeiro Luís Antônio, No. 1,343, 9th floor, in the City and State of São Paulo.

3.	Additionally, for the position of Chief Financial and Investor Relations Officer, with a term starting on the date of the AGM, the Board of Directors approved the election of Alexandre Mendes Palhares, Brazilian, married, business administrator, holder of ID number 43.770.095-1/SSP-SP and registered with CPF/MF under number 336.929.188-60, with business address at Avenida Brigadeiro Luís Antônio, No. 1,343, 8th floor, in the City and State of São Paulo.

4.

  The planned succession process for the management has been regularly carried out at Ultrapar and its businesses. The transition between administrators will be conducted with planning and transparency, ensuring continuity in the Company’s philosophy for management and business strategy.

5.	The Board of Directors expressed their gratitude and recognized the invaluable contributions and results of Marcos Lutz during his tenure as Chief Executive Officer of Ultrapar. The Directors are confident that his dedication to the best interests of the Ultra Group, leadership, and deep knowledge and commitment to the Company will continue to inspire all its employees and support the long-term value generation of the Company. Additionally, they wished Rodrigo and Alexandre success in their new positions.

    Notes: (i) The resolutions were approved, with no amendments or qualifications, by all members of the Board of Directors, except for the resolutions in item 1, in which Mr. Marcos Lutz abstained from voting; and (ii) having been previously consulted, Mrs. Rodrigo de Almeida Pizzinatto and Alexandre Mendes Palhares declared that (a) they are not involved in any offense that prevents them from carrying out the duties of the positions for which they were appointed, (b) they do not hold any position in companies that may be considered competitors of the Company, and (c) they have no conflicting interests with the Company, in accordance with article 147 of Law No. 6,404.

    There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

    Jorge Marques de Toledo Camargo – Chairman

    Marcos Marinho Lutz – Vice-Chairman

    Ana Paula Vitali Janes Vescovi

    Fabio Venturelli

    Flávia Buarque de Almeida

    Francisco de Sá Neto

    José Mauricio Pereira Coelho

    Marcelo Faria de Lima

    Peter Paul Lorenço Estermann

    ULTRAPAR PARTICIPAÇÕES S.A.

    MATERIAL NOTICE

    Updates on Ultrapar’s succession plan

    São Paulo, December 16, 2024 – Ultrapar Participações S.A. (“Company”), in compliance with CVM Resolution 44/21, informs that the Board of Directors decided to initiate the transition process for the position of Chief Executive Officer of Ultrapar, in addition to the Material Notices disclosed on September 22, 2021, and February 15, 2023, and the new governance structure of Ultrapar and its businesses announced at the annual event with investors on September 6, 2024. This transition process is expected to be completed in April 2025, after the Company’s Annual General Meeting (“AGM”).

    The Board of Directors noted that Mr. Marcos Marinho Lutz will be timely appointed by the Company’s management to (i) be part of the slate in the election of the Board of Directors to be held at the AGM; and (ii) occupy the position of Chairman of the Board of Directors, then assuming the role of Executive Chairman. Lutz will also serve as Chairman of the Board of Ultrapar’s main businesses (Ipiranga, Ultragaz, Ultracargo, and Hidrovias).

    To assume the position of Chief Executive Officer of Ultrapar, after the completion of this transition process, the Board approved the appointment of Rodrigo de Almeida Pizzinatto, with a term starting in April 2025.

    Pizzinatto has built a solid 25-year career at the Ultra Group. He joined the Company as an intern in the year of the IPO and held various positions at the holding company in areas such as M&A, treasury, planning, and investor relations. As CEO of Extrafarma from 2018 to 2020, he led the strategic redirection and turnaround of such company. Returning to the holding company in October 2020 as Chief Financial and Investor Relations Officer, he led the Group’s portfolio review process, the reduction of capital cost, and the greater discipline in capital allocation, as well as the renewal of strategy and leadership, duly presented at Ultra Day 2024. He holds a degree in Business Administration from Fundação Getúlio Vargas and an MBA from Stanford University.

    The choice of Pizzinatto for the position of Chief Executive Officer of Ultrapar and the maintenance of Lutz in the leadership of the boards and as a significant shareholder reinforce our strategic pillar of ensuring a density of talent aligned with our long-term vision culture, as well as ensuring the continuity of the Company’s value generation plan and the consolidation of Ultrapar as a long-term capital allocator.

    For the position of Chief Financial and Investor Relations Officer, the Board of Directors appoints Alexandre Palhares, who since May of this year has held the position of Director of Planning, Investor Relations and Treasury. Alexandre holds a degree in Business Administration, with an MBA in Business Management and Innovation from FIA. He has had experience in the financial areas of companies such as Embraer, Cosan, and Eurofarma, where he served as Vice President of Finance and Investor Relations.

    Ultrapar also emphasizes that the transition process will be carried out with the usual planning and transparency, ensuring the continuity of its strategy and the preparation of its leadership for a new growth cycle.

    Rodrigo de Almeida Pizzinatto

    Chief Financial and Investor Relations Officer

    Ultrapar Participações S.A.

    SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Date: December 11, 2024

ULTRAPAR HOLDINGS INC.
By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

    (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 11, 2024, and Material notice)